IAMGOLD
CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD ACQUIRES ADDITIONAL SHARES OF INV METALS INC. TO MAINTAIN ITS INTEREST

Toronto, Ontario, January 29, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces that it entered into a subscription agreement (the "Subscription") with INV Metals Inc. ("INV"), pursuant to which IAMGOLD indirectly, through a wholly-owned subsidiary, acquired 4,848,287 common shares of INV (the "INV Shares"), from treasury, at a price of C$0.45 per INV Share, for gross proceeds totaling C$2,181,729.

The Subscription was entered into in connection with INV's non-brokered private placement of INV Shares announced January 26, 2021 (the "Private Placement"). Immediately prior to the execution of the Subscription, IAMGOLD indirectly held 48,482,871 INV Shares, or 35.5% of the 136,542,488 then issued and outstanding INV Shares. Immediately following completion of the Private Placement, IAMGOLD indirectly holds 53,331,158 INV Shares, or 35.5% of the 150,196,737 INV Shares now issued and outstanding.

IAMGOLD acquired the INV Shares pursuant to the Private Placement for investment purposes. Depending on market conditions and other factors, IAMGOLD may, from time to time, further acquire or dispose of INV Shares, or maintain its current shareholdings, as it sees fit.

IAMGOLD's head office is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4.

An early warning report in respect of the Subscription and IAMGOLD's participation in the Private Placement will be filed under INV's profile on SEDAR at www.sedar.com, and may also be obtained by contacting the person named below.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

<u>Please note:</u>

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.